CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CONNECTED AND MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

On 12 April 2007 after trading hours of the Stock Exchange, CS Development Hong Kong entered into the Agreements with the Vendors for the construction of 2 Tankers each of 46,500 dead weight tons for the transportation of oil and oil products. The total consideration for the construction of the Tankers is approximately US$92,400,000 (equivalent to approximately HK$720,720,000).

Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the AGM. The entering into the Agreements will also constitute a major transaction for the purpose of the Listing Rules by way of aggregation with the agreements for the construction of 2 oil tankers each of 46,000 dead weight tons by the Vendors as published in the Company's announcement dated 16 February 2007, and with the agreements for the construction of 12 bulk carriers each of 57,300 dead weight tons by the Vendors as published in the Company's announcement dated 29 March 2007. Save for the aforesaid the Company considers there were no other prior transactions between the Group and the Vendors which may require aggregation under Rule 14A.25 of the Listing Rules. A circular, as well as a notice convening the AGM, will be despatched to the holders of H shares of the Company in due course.

The Agreement

On 12 April, 2007 after trading hours of the Stock Exchange, CS Development Hong Kong entered into the Agreements with the Vendors for the construction of 2 Tankers each of 46,500 dead weight tons for the transportation of oil and oil products. The total consideration for the construction of the Tankers is approximately US$92,400,000 (equivalent to approximately HK$720,720,000). The consideration is determined by reference to the market price for the past 6 months of oil tankers of tonnage between 40,000 dead weight tons and 50,000 dead weight tons with similar specifications.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, each of the Vendors is a wholly-owned subsidiary of China Shipping. Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the AGM. The entering into the Agreements will also constitute a major transaction for the purpose of the Listing Rules by way of aggregation with the agreements for the construction of 2 oil tankers each of 46,000 dead weight tons by the Vendors as published in the Company's announcement dated 16 February 2007, and with the agreements for the construction of 12 bulk carriers each of 57,300 dead weight tons by the Vendors as published in the Company's announcement dated 29 March 2007. Save for the aforesaid the Company considers there were no other prior transactions between the Group and the Vendors which may require aggregation under Rule 14A.25 of the Listing Rules.

The Directors consider that the terms of the Agreements are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The price of the Tankers will be payable in United States dollars. Relevant payments under each of the Agreements will be payable in instalments at various stages of the construction of the relevant Tanker. In respect of one of the Tankers:

(i) for the first instalment, to pay 60% of the price within 5 business days upon receipt of the Vendors' payment demand and valid receipt after the Agreements become effective;

(ii) for the second instalment, to pay 20% of the price within 5 business days of the date on which CS Development Hong Kong received payment demand and valid receipt from the Vendors and CS Development Hong Kong has signed a sea loading certificate; and

(iii) for the final instalment to pay 20% of the price within 30 days of the date on which the Vendors and CS Development Hong Kong signed all documents in relation to delivery of the vessel.

As for the other Tanker, the payment schedule is as follows:

(i) for the first instalment, to pay 40% of the price within 5 business days upon receipt of the Vendors' payment demand and valid receipt after the Agreements become effective;

(ii) for the second instalment, to pay 20% of the price within 5 business days of the date on which CS Development Hong Kong received payment demand and valid receipt from the Vendors and CS Development Hong Kong has signed a docking certificate;

(iii) for the third instalment, to pay 20% of the price within 5 business days of the date on which CS Development Hong Kong received payment demand and a valid receipt from the Vendors and CS Development Hong Kong has signed a sea loading certificate; and

(iv) for the final instalment to pay 20% of the price within 30 days of the date on which the Vendors and CS Development Hong Kong signed all documents in relation to delivery of the vessel.

The expected delivery date for one of the Tankers is the later of 16 months after the Vendor's receipt of the first instalment payment or 31 October 2008. The expected delivery date of the other Tanker is the later of 20 months after the Vendor's receipt of the first instalment payment or 30 January 2009.

As of 31 December 2006, the Company has 69 oil tankers, totalling approximately 3,400,000 dead weight tons. As such, upon completion of the construction of the 2 Tankers and the 2 other tankers being constructed by the Vendor (details of which were published in the Company's announcement dated 16 February 2007), the Company is expected to have a total of 73 tankers, totalling approximately 3,585,000 dead weight tons.

The financing by way of bank borrowings is expected to increase the Company's level of borrowings. Taking into account the Company's capital and shareholders' base, the Company considers that bank borrowing is the best means of financing for the construction of the Tankers. The Directors believe that in light of the Company's fleet expansion plan, it is fair and reasonable and in the interest of the Company and the Shareholders as a whole to finance the transaction with such bank borrowings.

Each of the Agreements provides that there will be no adjustment in the price of the relevant Tanker if the delivery is delayed for a period not exceeding 60 days. If the delay exceeds 60 days but does not exceed 90 days, there will be a reduction in the price of the relevant Tanker based on a daily reduction of US$6,000. If the delay exceeds 90 days but does not exceed 120 days, there will be a reduction in the price of the relevant Tanker based on a daily reduction of US$8,000. If the delay exceeds 120 days but does not exceed 240 days, there will be a reduction in the price of the relevant Tanker based on a daily reduction of US$10,000. If the delay exceeds 240 days, CS Development Hong Kong has the right to cancel the relevant Agreement and the Vendors will return all previous payments by CS Development Hong Kong together with interest, failing which it may accept delivery of the relevant Tanker based on the above daily reduction rates not exceeding US$2,000,000 in total, or subject to further negotiations between the parties. Delay will be permitted on account of force majeure event.

There will be other adjustments in price of the relevant Tanker if its performance (such as speed, fuel consumption rate, tonnage) exceeds or falls below certain agreed criteria.

The Agreements are conditional upon the approval of the Independent Shareholders at the AGM.

Financing Terms

The construction of the Tankers will be funded by CS Development Hong Kong as to approximately 80% of the price by bank borrowings (i.e. approximately US$73,920,000) and approximately 20% of the price by cash (i.e. approximately US$18,480,000).

Information about the Group and China Shipping

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency.

The business scope of China Shipping includes import and export business, trading, coastal and ocean cargo transportation, dry bulk cargo transportation, supply of food for vessels, management of docks and other services in relation to the above. Each of the Vendors is in the business of shipbuilding and ship repairing.

Reasons for entering into the Agreements

The Directors are optimistic of the demand in the oil transportation market and its persistent growth in the coming years. The Directors are of the view that the construction and ownership of the Tankers will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the AGM. China Shipping, the controlling shareholder of the Company, and its associates will abstain from voting on the Agreements at the AGM.

The Independent Board Committee has been appointed to advise the Independent Shareholders as to whether the terms of the transaction contemplated under the Agreements are fair and reasonable and whether they are in the interests of the Company and its Shareholders as a whole. An independent financial advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Agreements are on normal commercial terms, in the ordinary and usual course of business and fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

A circular containing, among other things, details of the transactions under the Agreements, a letter from the Independent Board Committee with its recommendation to the Independent Shareholders, a letter from the independent financial advisor containing its advice to the Independent Board Committee and the Independent Shareholders, as well as a notice convening the AGM will be despatched to the holders of H shares of the Company in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AGM"	annual general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve (amongst other things) the Agreements
"Agreements"	two agreements all dated 12 April, 2007, each of which is entered into between the Vendors and the CS Development Hong Kong for the construction of one Tanker (for a total of two Tankers) for the transportation of oil and oil products
"China Shipping"	中國海運(集團)總公司 (China Shipping (Group) Company*), a PRC state-owned enterprise and the controlling shareholder of the Company, currently holding 47.46% of the registered capital of the Company
"CS Development Hong Kong"	China Shipping Development (Hong Kong) Marine Co., Limited (中海發展(香港)航運有限公司), a wholly-owned subsidiary of the Company
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"H Shares"	H shares of par value RMB1.00 each in the share capital of the Company, being overseas listed foreign invested shares
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Independent Shareholder(s)"	the Shareholders other than China Shipping and its associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tankers"	the tanker(s) to be constructed pursuant to the Agreements
"US$"	United States dollars, the lawful currency of the United States of America
"Vendors"	中海工業有限公司 (China Shipping Industrial Co., Ltd.*) and 中海工業(江蘇)有限公司 (China Shipping Industrial (Jiangsu) Co., Ltd.*)

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

12 April 2007

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.80.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr Li Shaode, Mr Lin Jianqing, Mr Wang Daxiong, Mr Zhang Guofa, Mr Mao Shijia and Mr Wang Kunhe as executive Directors, Mr Ma Xun, Mr Xie Rong, Mr Hu Honggao and Mr Zhou Zhanqun as independent non-executive Directors.

** For identification purpose only*